                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 11-K

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1996

                                       or

[ ]  Transition Report Pursuant to Section 15(d) of the Securities Exchange
     Act of 1934 for the transition period from ________________ to ____________


Commission file number 1-5542

--------------------------------------------------------------------------------

                         THE DEXTER 401(K) SAVINGS PLAN

                              (Full title of plan)

                             The Dexter Corporation
                                 One Elm Street
                            Windsor Locks, CT 06096

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

REQUIRED INFORMATION

The Dexter 401(k) Savings Plan ('Plan') is subject to the Employee Retirement Income Security Act of 1974 ('ERISA'). Therefore, attached hereto, in lieu of the requirements of Items 1-3 of Form 11-K, are the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA.



EXHIBIT

Designation                      Description                                       Method of Filing
-----------                      -----------                                       ----------------
Exhibit 23                       Consent of Coopers & Lybrand L.L.P.,              Filed with this report.
                                 Independent Public Accountants

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, The Dexter Corporation, the plan administrator of The Dexter 401(K) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        THE DEXTER 401(K) SAVINGS PLAN


Date:  June 25, 1997                    /s/  Lawrence D. McClure
                                        -------------------------------------
                                        Lawrence D. McClure
                                        The Dexter Corporation
                                        Plan Administrator

                         THE DEXTER 401(K) SAVINGS PLAN

                                     INDEX

                                                                             Page
                                                                             ----

Report of Independent Accountants                                              2

Financial Statements

  Statement of Net Assets Available for Plan Benefits
      at December 31, 1996 and 1995                                            4

  Statement of Changes in Net Assets Available for
      Plan Benefits for the years ended December 31, 1996 and 1995             5

Notes to Financial Statements                                                  6

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator of
The Dexter 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of The Dexter 401(k) Savings Plan (the "Plan") at December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Fleet Bank, N.A., the trustee of the Plan assets, and transactions in those assets were excluded from the scope of our audit of the Plan's financial statements as of and for the year ended December 31, 1995, except for comparing the information provided by the trustee, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements at December 31, 1995 and for the year then ended. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

COOPERS & LYBRAND L.L.P.



Springfield, Massachusetts
June 24, 1997

                         THE DEXTER 401(K) SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         at December 31, 1996 and 1995

                                                                                           1996                1995
                                                                                       ------------        ----------

Assets
      Investment in Master Trust at fair value                                         $ 36,219,734        $6,268,827
      Contributions receivable
            Employer                                                                         96,666            67,007
            Employee                                                                        169,112            35,034
                                                                                       ------------        ----------
                       Total assets                                                      36,485,512         6,370,868

Accrued administrative expense                                                               39,445
Other accrued expenses                                                                                         23,793
                                                                                       ------------        ----------
Net assets available for Plan benefits                                                 $ 36,446,067        $6,347,075
                                                                                       ============        ==========

    The accompanying notes are an integral part of the financial statements.

                         THE DEXTER 401(K) SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                                  PLAN BENEFITS
                 for the years ended December 31, 1996 and 1995


                                                                              1996               1995
                                                                          ------------        -----------
Additions to net assets attributed to:
      Contributions
            Employer                                                      $    956,846        $   228,783
            Employee                                                         2,905,053            604,962
      Net appreciation of the Master Trust                                   3,177,166          1,096,242
      Transfers from merged plans (Note 1)                                  25,369,507
      Net transfers from (to) affiliated plans                                  54,251         (2,112,501)
      Other                                                                     23,792            158,945
                                                                          ------------        -----------
                                                                            32,486,615            (23,569)
                                                                          ------------        -----------
Deductions from net assets attributed to:
      Benefits paid directly to participants or their beneficiaries          2,239,415            685,079
      Administrative expenses                                                  148,208
                                                                          ------------        -----------
                                                                             2,387,623            685,079
                                                                          ------------        -----------

Net increase (decrease)                                                     30,098,992           (708,648)

Net assets available for Plan benefits, beginning of year                    6,347,075          7,055,723
                                                                          ------------        -----------

Net assets available for Plan benefits, end of year                       $ 36,446,067        $ 6,347,075
                                                                          ============        ===========

    The accompanying notes are an integral part of the financial statements.

                         THE DEXTER 401(K) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN AND NATURE OF OPERATIONS

     On July 1, 1996, the Dexter Aerospace Materials Division Security Plus Savings Plan and The Dexter Electronic Materials Division Security Plus Savings Plan were merged into The Dexter Packaging Products Division Security Plus Savings Plan. The merged plan, as amended and restated, was renamed as The Dexter 401(k) Savings Plan (the "Plan"). The accounts of employees of Distributor Programs who had participated in the Dexter Automotive Materials Division Security Plus Savings Plan were also transferred into the Plan.

     The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL

     The Plan is a defined contribution plan covering all eligible employees of the Dexter Aerospace Materials Division, the Dexter Electronic Materials Division, the Dexter Packaging Products Division and the Dexter Magnetic Materials Division's Distributor Programs segment. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to meet the requirements of Section 401(a), 401(k), and 501(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     PLAN ADMINISTRATOR

     The Dexter Corporation (the "Company") is the administrator of the Plan. Among the responsibilities of the Company as the administrator are to calculate employer contributions, to determine financial hardship for participant withdrawals and to make such rules and regulations as it may deem necessary to carry out the provisions of the Plan. All administrative fees subsequent to the merger are paid from the assets of the Plan.

     ELIGIBILITY

     Each eligible employee becomes a participant in the Plan on the first day of the month following the first day of employment. Participants in the plans being merged as of July 1, 1996 were immediately eligible to participate in the Plan.

     CONTRIBUTIONS AND PARTICIPANT ACCOUNTS

     Participants may make on a pre-tax basis elective contributions to the Plan of 1% to 12% of the participant's salary. Such participant contributions are subject to certain requirements including Sections 402(g) and 415(d) of the Code.

     The Company makes contributions of 50% of the actual total pre-tax contributions directed to be made by participants in the plan year up to a maximum of 6% of participant's salary. These contributions are made at least quarterly. Additionally, the Company may make discretionary contributions on behalf of all eligible participants of amounts in excess of 50% of participants' contributions.

                         THE DEXTER 401(K) SAVINGS PLAN

     Monthly, the yield (interest, dividends and net realized and unrealized gains and losses) on investments is allocated to each participant's account in accordance with the ratio of the value of a participant's account to the value of the fund.

     Monthly, a participant may direct the Plan's trustee to invest in 1% increments the value of his or her account and/or future contributions in a Large/Mid Cap Equity Fund, Fixed Income Fund, The Dexter Corporation Stock Fund, Money Market Fund, International Equity Fund, or Small Cap Equity Fund.

     VESTING

     Matching contributions and associated earnings vest according to the following schedule:


              YEARS OF PARTICIPATION          PERCENT VESTED
              ----------------------          --------------


                       1                               25%

                       2                               50%

                       3                              100%


     A year of participation equals four quarters of a participation year. One-quarter of a participation year is a calendar quarter of the plan year in which a pre-tax contribution is made.

     If the interest of the participant in the Company matching contributions account has not become fully vested under the above schedule, the account will become fully vested upon (a) attaining the age of 65, (b) death, (c) termination of employment due to disability, (d) completion of five years of service, or (e) discontinuance of contributions by the company or termination of the Plan. If a participant separates from the Company before becoming fully vested, non-vested matching contributions will be forfeited. These forfeitures will be first used to pay administrative expenses and then will be applied toward Company matching contributions.

     Employee elective pre-tax contributions are immediately fully vested.

     PAYMENT OF BENEFITS

     Each participant is eligible to receive payment of his or her account no later than 60 days after the end of the later of the plan year in which the participant attains age 65 or the plan year in which the participant separates from service. There are also provisions for distributions upon a participant's early retirement, late retirement, termination of employment, death, or disability.

     All payments under the Plan are made in a single lump sum. In the event that any portion of the participant's account is invested in Dexter stock, he or she may request payment in whole shares of stock (with any fractional shares paid in cash), in cash, or in some combination of shares of stock and cash.

                         THE DEXTER 401(K) SAVINGS PLAN

     WITHDRAWALS AND LOANS

     A participant may withdraw all or any portion of his or her vested account balance resulting only from his or her contributions. Withdrawals are subject to participant's proof of hardship due to an immediate and heavy financial need as further provided in the Plan. The determination of financial hardship and the amount withdrawn shall be made by the Plan Administrator in accordance with nondiscrimination standards applied uniformly to all participants similarly situated.

     Participants may also obtain loans from the Plan. A participant may have no more than one loan outstanding at any time. The total amount outstanding shall not exceed the lesser of 50% of the participant's vested interest in his or her account or $50,000. Interest is charged on the outstanding loan balance at a rate in accordance with the loan policy and subject to uniform and nondiscriminatory rules as established by the Plan Administrator.



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     USE OF ESTIMATES

     The financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amount of net assets available for plan benefits at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The plan provides for investment options in various funds of the Master Trust which hold any combination of stocks, bonds, fixed income, and other investment securities. Investment securities are exposed to interest rate, market, credit and other risks. Due to the uncertainty related to changes in these factors, it is at least reasonably possible that changes in the value of investments in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.

                         THE DEXTER 401(K) SAVINGS PLAN

     INVESTMENT VALUATION

     All assets are valued as of the last business day of the year according to the following methods:

     Fleet Bank, N.A. ("Fleet") holds certain combined assets of the Plan and other employee benefit plans of the Company in a Master Trust (the "Trust"). The allocable portion of the assets and related income are included in these financial statements.

     Approximately seventeen percent of the assets of the Master Trust are owned by the Plan at December 31, 1996 (approximately three percent at December 31, 1995). In addition to Fleet, other managers act as investment advisors for certain of the combined assets of the Trust.

     The investment in Master Trust consists of holdings in pooled funds and are valued at fair value as noted below for each type of investment. A unit value for each fund is determined by dividing the outstanding units into the fair value of the fund. The unit values are utilized to allocate investment income and the assets to individual participant's account.

     At December 31, 1996, investments contained in pooled funds were valued according to the following methods:

          Common Stocks

         If listed on a major exchange or traded over-the-counter, the Trust uses the closing price for that exchange. If the stock is traded on more than one exchange, the closing composite price is used.

          Corporate Bonds

         Corporate bonds are stated at values determined on the basis of matrix prices received from a third-party broker.

          Government Securities

         The Trust accounting reflects dealer market value quotes at the last business day of the month.

          Short-Term Obligations

         Short-term instruments are valued at cost, which approximates fair value.

          Guaranteed Investment Contracts

         Fully benefit-responsive guaranteed investment contracts are valued at cost (contract value) plus accrued interest.

          Participant Loans

         Participant loans are stated at the unpaid principal balance.

                         THE DEXTER 401(K) SAVINGS PLAN

     OTHER

     Purchases and sales of securities are reflected on a settlement date basis. Gains or losses on sales of securities are based on average cost.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

     The net appreciation in the fair value of investments is presented in the statement of changes in net assets available for plan benefits under the caption "net appreciation of the Master Trust". This amount includes the realized gains or losses, the unrealized appreciation or depreciation on those investments, and interest income earned.

3.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 22, 1993 that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving the determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code and they are in the process of requesting a new determination letter.


4.   PLAN TERMINATION

     In the event of the termination or partial termination of the Plan or the permanent discontinuance of contributions, a distribution of one hundred percent of each participant's share will be made. Distribution may be made, as feasible, to another qualified plan or to an individual retirement account.

     The Company reserves the right by resolution of its Board of Directors to amend or modify the Plan at any time and for any reason, and also reserves the right by resolution to terminate the Plan at any time and for any reason. However, no such action shall permit any part of the assets of the fund to be used for, or diverted to, purposes other than for the exclusive benefit of participants, retired participants or beneficiaries, or to revert to the Company prior to satisfaction of all the liabilities under the Plan; nor shall such action, except to the extent required to permit the Plan to meet the requirements of the Internal Revenue Code or of any governmental authority, affect adversely, in any way, rights theretofore acquired by the participants.

                         THE DEXTER 401(K) SAVINGS PLAN

5.   INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     VALUATION

     The fixed income fund of the Master Trust, in which the Plan participates, invests in five (six in 1995) guaranteed investment contracts (GICs) with insurance companies. Also included in the fixed income fund is the SEI Stable Asset Fund which is a commingled fund consisting of GICs and other investments. These GICs and the SEI Stable Asset Fund are fully benefit-responsive and are included in the Master Trust at contract value plus accrued interest. The fair values of the individual contracts have been determined based on market interest rates for interest rate swap agreements of comparable duration and are presented below:


                                                 1996
-----------------------------------------------------------------------------------------------------------

                                                                         CONTRACT VALUE
                                MATURITY               CREDITING            INCLUDING             FAIR
ISSUER                            DATE                INTEREST RATE     ACCRUED INTEREST          VALUE
------                          --------              -------------     ----------------       ------------

John Hancock                    12/15/99                    7.50%          $ 5,971,535         $ 6,073,402
John Hancock                    12/15/98                    8.25             5,856,487           6,116,285
Metropolitan                    12/15/97                    6.76             3,032,159           3,056,562
New York Life                    9/15/98                    7.00             7,327,947           7,416,511
Prudential                       6/15/97                    6.63             3,012,314           3,022,145
SEI Stable Asset Fund            Various                 Various            24,842,860          27,801,810
                                                                           -----------         -----------
                      Total                                                $50,043,302         $53,486,715
                                                                           ===========         ===========



                                                    1995
---------------------------------------------------------------------------------------------------

                                                                  CONTRACT VALUE
                                 MATURITY     CREDITING               INCLUDING           FAIR
ISSUER                             DATE     INTEREST RATE         ACCRUED INTEREST        VALUE
------                           --------   -------------         ----------------     ------------

John Hancock                      12/15/99       7.50%               $ 5,554,917       $ 5,804,582
John Hancock                      12/15/98       8.25                  5,410,149         5,885,656
MassMutual                        12/02/96       9.30                  3,685,746         3,811,593
Metropolitan                      12/15/97       6.76                  5,680,329         5,793,897
New York Life                     9/15/98        7.00                  7,840,903         8,090,682
Prudential                        6/15/97        6.63                  5,650,030         5,715,463
SEI Stable Asset Fund             Various     Various                 18,506,201        18,678,423
                                                                      -----------       -----------
                      Total                                          $52,328,275       $53,780,296
                                                                     ===========       ===========

                         THE DEXTER 401(K) SAVINGS PLAN

     CONCENTRATION OF CREDIT RISK

     Of the guaranteed investment contracts included in the fixed income fund, three, which were held with two individual insurance companies at December 31, 1996, represent concentrations of credit risk (five guaranteed investment contracts held with four individual insurance companies at December 31, 1995). The total contract value, excluding accrued interest, held with each company are approximately $5.9 million, $5.7 million and $7.2 million, respectively ($5.5 million, $5.6 million, $7.8 million, $5.6 million, and $5.3 million, respectively at December 31, 1995) and represent 11.5%, 11.3%, and 14.1%, respectively (10.3%, 10.6%, 14.7%, 10.6%, and
     10.1%, respectively, at December 31, 1995), of the total fair value of the fixed income fund. The SEI Stable Asset Fund has a contract value, excluding accrued interest, of approximately $24.7 million ($18.3 million in 1995) and represents 48.6% (34.6% in 1995) of the total fair value of the fixed income fund.

6.   INFORMATION CERTIFIED BY TRUSTEE

     The Plan Administrator had elected the method of compliance permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA for the plan year ended December 31, 1995. Accordingly, Fleet Bank, N.A., the trustee of the Plan assets, certified to the Plan Administrator the completeness and accuracy of the fair value of investments and investment transactions of the Master Trust for the year ended December 31, 1995, and investments in the Master Trust included in the Statement of Net Assets Available for Plan Benefits, net appreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Plan Benefits, and the information contained in Notes 2, 7 and 8 concerning accounting policies and investments.

7.   MASTER TRUST

     Investments and net appreciation of the Master Trust for The Dexter Corporation Master Trust and the Plan's allocable portion at December 31, 1996 and 1995 and for the years then ended, are as follows:


               INVESTMENT IN MASTER TRUST                                           DECEMBER 31, 1996
                                                           -------------------------------------------------------------------

                                                                   MASTER TRUST                  PLAN'S SHARE OF MASTER TRUST
                                                           -------------------------------       -----------------------------

                                                            FAIR VALUE           COST            FAIR VALUE          COST
                                                           ------------       ------------       -----------       -----------

Large/Mid Cap equity fund (Equity fund in 1995)            $126,534,673       $ 94,807,778       $21,047,348       $15,770,003
Fixed income fund                                            50,849,133         50,849,133        10,326,650        10,326,650
The Dexter Corporation stock fund                             6,807,641          6,081,836         1,523,400         1,165,523
Participant loan fund                                         2,232,452          2,232,452         1,937,459         1,937,459
Money market fund (Safety of principal fund in 1995)          1,930,801          1,930,801           200,725           200,725
Pension bond fund                                            19,926,934         18,846,191
Pension fixed fund                                                9,025              9,025
Permag bond fund                                              5,912,467          5,888,252
Small cap equity fund                                         1,639,812          1,597,317           714,856           696,331
International equity fund                                     1,558,488          1,487,355           469,296           447,877
                                                           ------------       ------------       -----------       -----------
                                                           $217,401,426       $183,730,140       $36,219,734       $30,544,568
                                                           ============       ============       ===========       ===========




               INVESTMENT IN MASTER TRUST                                         DECEMBER 31, 1995
                                                             ------------------------------------------------------------------
                                                                      MASTER TRUST                 PLAN'S SHARE OF MASTER TRUST
                                                             -------------------------------       ---------------------------
                                                              FAIR VALUE           COST            FAIR VALUE          COST
                                                             ------------       ------------       ----------       ----------

Equity fund                                                  $110,388,162       $ 85,131,945       $3,884,222       $2,995,533
Fixed income fund                                              52,789,370         52,789,370        1,791,136        1,791,136
The Dexter Corporation stock fund                               1,274,079          1,259,975          288,200          286,716
Participant loan fund                                           1,373,181          1,373,181          305,269          305,269
Safety of principal fund                                        1,568,442          1,568,442
Pension bond fund                                               4,586,008          4,264,627
Pension fixed fund                                             16,461,173         16,077,982
Permag bond fund                                                5,048,289          4,928,269
                                                             ------------       ------------       ----------       ----------

                                                             $193,488,704       $167,393,791       $6,268,827       $5,378,654
                                                             ============       ============       ==========       ==========

                         THE DEXTER 401(K) SAVINGS PLAN

 7.    MASTER TRUST, CONTINUED

          NET APPRECIATION OF THE MASTER TRUST              FOR THE YEARS ENDED
                                                       DECEMBER 31, 1996                     DECEMBER 31, 1995
                                                  ---------------------------------    --------------------------------
                                                                      PLAN'S SHARE                       PLAN'S SHARE
                                                   MASTER TRUST     OF MASTER TRUST    MASTER TRUST     OF MASTER TRUST
                                                   ------------     ---------------    ------------     ---------------
Large/Mid Cap equity fund (Equity fund in 1995)     $22,655,076       $ 2,396,399       $25,250,420       $  941,064
Fixed income fund                                     3,563,650           404,286         3,517,303          108,090
The Dexter Corporation stock fund                       891,969           192,753           137,144           37,369
Participant loan fund                                   137,396            89,239            94,563            9,719
Money market fund
           (Safety of principal fund in 1995)            80,686             2,616            36,984
Pension bond fund                                       409,144                             688,158
Pension fixed fund                                      480,644                           1,419,588
Permag bond fund                                        273,179                             261,854
Small cap equity fund                                   129,586            58,164
International equity fund                               114,949            33,709
                                                    -----------       -----------       -----------       ----------

                                                    $28,736,279       $ 3,177,166       $31,406,014       $1,096,242
                                                    ===========       ===========       ===========       ==========


At December 31, 1996, 1,140 employees were participating in the Plan. Approximate participation by fund was:


                                                                    NUMBER OF PARTICIPANTS
       FUND                                                            DECEMBER 31, 1996
       ----                                                         -----------------------
Large/Mid Cap equity fund                                                     987
Fixed income fund                                                             824
The Dexter Corporation stock fund                                             256
Participant loan fund                                                         126
Money market fund                                                              41
Small cap equity fund                                                         126
International equity fund                                                     106

                         THE DEXTER 401(K) SAVINGS PLAN

8.   AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND

The changes in net assets available for plan benefits of the various funds for the period ended December 31, 1996 are as follows:

                                                                LARGE/MID
                                                                   CAP                                      THE
                                                                  EQUITY            FIXED INCOME     DEXTER CORPORATION
                                                                   FUND                 FUND             STOCK FUND
                                                                ------------        ------------     ------------------
Additions to net assets attributed to:
     Contributions
          Employer                                              $    514,951        $    253,056        $   160,374
          Employee                                                 1,840,933             741,262             14,394
     Net appreciation of the Master Trust                          2,396,399             404,286            192,753
     Transfer from merged plans                                   14,963,415           8,354,710          1,209,723
     Other
                                                                ------------        ------------        -----------
                                                                  19,715,698           9,753,314          1,577,244

Deductions from net assets attributed to:
     Benefits paid
          Directly to participants or their beneficiaries          1,396,154             705,020            101,429
     Administrative expenses                                         109,978              19,406              2,230
                                                                ------------        ------------        -----------
                                                                   1,506,132             724,426            103,659

Net transfers from (to) affiliated plans and other                  (972,719)           (446,412)          (237,912)
                                                                ------------        ------------        -----------

Net addition                                                      17,236,847           8,582,476          1,235,673

Net assets available for plan benefits, beginning of year          3,987,994           1,828,141            299,408
                                                                ------------        ------------        -----------

Net assets available for plan benefits, end of year             $ 21,224,841        $ 10,410,617        $ 1,535,081
                                                                ===========         ============        ===========

                                                             PARTICIPANT           MONEY      SMALL CAP EQUITY
                                                              LOAN FUND         MARKET FUND      STOCK FUND
                                                             -----------        -----------   ----------------
Additions to net assets attributed to:
     Contributions
          Employer                                           $    (7,391)       $     4,877       $ 17,749
          Employee                                                                   16,448        175,304
     Net appreciation of the Master Trust                         89,239              2,616         58,164
     Transfer from merged plans                                  841,659
     Other                                                        23,792
                                                             -----------        -----------       --------
                                                                 947,299             23,941        251,217

Deductions from net assets attributed to:
     Benefits paid
          Directly to participants or their beneficiaries         21,891                208          8,746
     Administrative expenses                                      15,250                187            704
                                                             -----------        -----------       --------
                                                                  37,141                395          9,450

Net transfers from (to) affiliated plans and other               734,883            177,865        481,608
                                                             -----------        -----------       --------

Net addition                                                   1,645,041            201,411        723,375

Net assets available for plan benefits, beginning of year        231,532
                                                             -----------        -----------       --------

Net assets available for plan benefits, end of year          $ 1,876,573        $   201,411       $723,375
                                                             ===========        ===========       ========

                                                              INTERNATIONAL
                                                               EQUITY FUND        TOTAL
                                                              -----------       -----------
Additions to net assets attributed to:
     Contributions
          Employer                                            $    13,230       $   956,846
          Employee                                                116,712         2,905,053
     Net appreciation of the Master Trust                          33,709         3,177,166
     Transfer from merged plans                                                  25,369,507
     Other                                                                           23,792
                                                              -----------       -----------
                                                                  163,651        32,432,364

Deductions from net assets attributed to:
     Benefits paid
          Directly to participants or their beneficiaries           5,967         2,239,415
     Administrative expenses                                          453           148,208
                                                              -----------       -----------
                                                                    6,420         2,387,623

Net transfers from (to) affiliated plans and other                316,938            54,251
                                                              -----------       -----------

Net addition                                                      474,169        30,098,992

Net assets available for plan benefits, beginning of year                         6,347,075
                                                              -----------       -----------

Net assets available for plan benefits, end of year           $   474,169       $36,446,067
                                                              ===========       ===========

                         THE DEXTER 401(K) SAVINGS PLAN

8.   AMOUNTS ALLOCABLE TO EACH SEPARATE INVESTMENT FUND, CONTINUED

     The changes in net assets available for plan benefits of the various funds for the year ended December 31, 1995 are as follows:


                                                                                                          THE
                                                                                      FIXED         DEXTER CORPORATION
                                                                 EQUITY FUND        INCOME FUND         STOCK FUND
                                                                 -----------        -----------     ------------------
Additions to net assets attributed to:
     Contributions
           Employer                                              $   127,718        $    55,643        $  49,158
           Employee                                                  423,396            181,566
     Net appreciation of the Master Trust                            941,064            108,090           37,369
     Other
                                                                 -----------        -----------        ---------
                                                                   1,492,178            345,299           86,527

Deductions from net assets attributed to:
     Benefits paid
           Directly to participants or their beneficiaries           530,814            131,479           22,786
                                                                 -----------        -----------        ---------
                                                                     530,814            131,479           22,786

Net transfers (to) affiliated plans and other                     (1,032,320)          (713,273)         (82,523)
                                                                 -----------        -----------        ---------

Net deduction                                                        (70,956)          (499,453)         (18,782)

Net assets available for plan benefits, beginning of year          4,058,950          2,327,594          318,190
                                                                 -----------        -----------        ---------
Net assets available for plan benefits, end of year              $ 3,987,994        $ 1,828,141        $ 299,408
                                                                 ===========        ===========        =========


                                                                   PARTICIPANT
                                                                     LOAN FUND            TOTAL
                                                                   ------------           -----
Additions to net assets attributed to:
     Contributions
           Employer                                                 $    (3,736)       $   228,783
           Employee                                                                        604,962
     Net appreciation of the Master Trust                                 9,719          1,096,242
     Other                                                              158,945            158,945
                                                                    -----------        -----------
                                                                        164,928          2,088,932

Deductions from net assets attributed to:
     Benefits paid
           Directly to participants or their beneficiaries                                 685,079
                                                                    -----------        -----------
                                                                                           685,079

Net transfers (to) affiliated plans and other                          (284,385)        (2,112,501)
                                                                    -----------        -----------

Net deduction                                                          (119,457)          (708,648)

Net assets available for plan benefits, beginning of year               350,989          7,055,723
                                                                    -----------        -----------
Net assets available for plan benefits, end of year                 $   231,532        $ 6,347,075
                                                                    ===========        ===========

                         THE DEXTER 401(K) SAVINGS PLAN

9.   TRANSFERS BETWEEN AFFILIATED PLANS

     During 1996 and 1995, the Plan had various participant transfers from (to) other employer sponsored plans in the aggregate net amount of $54,251 and ($2,112,501), respectively, as a result of the realignment of the Company's divisions. This amount is shown separately on the Statement of Changes in Net Assets Available for Plan Benefits.



10.  RECONCILIATION TO FORM 5500

     At December 31, 1995, $16,515 of benefit payables were recorded for Form 5500 purposes, whereas such amounts are included in net assets available for plan benefits in these financial statements. Certain other items are classified differently in the Plan's annual report Form 5500 than they are presented in the accompanying statements of Net Assets Available for Plan Benefits and Statements of Changes in Net Assets Available for Plan Benefits. These represent classification differences only.

11.  RECLASSIFICATION

     Certain 1995 amounts have been reclassified to conform with 1996 presentation.

                                    EXHIBIT INDEX

Exhibit 23 - Consent of Coopers & Lybrand L.L.P., Independent Public Accountants